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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                      Form 20-F  X            Form 40-F
                                ---                     ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                         Yes                      No     X
                                ---                     ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                         Yes                      No     X
                                ---                     ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                         Yes                      No     X
                                ---                     ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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    Endesa To Invest Euro 1,300 Million In Renewable Energies Over 2004-2008

    NEW YORK--(BUSINESS WIRE)--March 31, 2004--ENDESA (NYSE:ELE):

    -- In year 2004, 193 MW of renewable energies will come on stream with an investment of Euro 240 million.

    -- Renewable energies will represent 15% of Endesa's total installed capacity in 2008.

    ENDESA (NYSE:ELE) plans to invest Euro 1,300 million until 2008 in 3,400 MW of renewable energies, around 15% of Endesa's expected total installed capacity in 2008. This implies a further diversification of its generation mix and will help to achieve its environmental targets.
    These investments will involve the construction of 1,998 MW of renewable energies, out of which 85 MW will be mini-hydro and the rest wind projects. On top of this, Endesa will build 30 MW of cogeneration and 90 MW of other technologies.
    In 2004, ENDESA will invest Euro 240 million for the construction of 13 wind projects (2 in Galicia, 4 in Andalusia, 4 in Aragon and 3 in Castile and Leon) and a mini-hydro plant (in Aragon). The projects that will be fully operative this year, will add 193 MW of renewable capacity to ENDESA's portfolio.
    The company has also recently obtained the necessary permits for the construction of 8 additional wind projects -in Tarifa and Albacete- that amount to 232 MW, with an investment of Euro 232 million.
    During 2003, Endesa brought in operation 8 new wind farms, with an installed capacity of 184 MW. Total installed capacity in renewable and cogeneration reached 1,751 MW. Regarding wind energy, Endesa had a 922 MW at the end of 2003, with a market share of 15% of this business in Spain.
    The electricity output with renewable and cogeneration energies in year 2003 amounted to 5,486 GWh, representing a 24% increase versus 2002, and out of the total, 3,030 GWh corresponded to renewable energies and the rest from cogeneration plants.

    CONTACT: North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ENDESA, S.A.

Dated: March 31th, 2004         By: /s/ David Raya
                                    --------------------------------------------
                                        Name: David Raya
                                        Title: Manager of North America Investor
                                               Relations